

05041941

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Revised

RECEIVED JUN 01 2005

SEC FILE NUMBER
8-49653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

223 West Main Street
(No. and Street)

Brevard (City) NC (State) 28712 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce V. Roberts 828 883 4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gabler Molis & Toland
(Name – *if individual, state last, first, middle name*)

32 Orange Street (Address) Asheville (City) NC (State) 28801 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 20 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce V. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public My Commision Expires April 25, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA FINANCIAL SECURITIES, LLC
Brevard, North Carolina

Audited Financial Statements

For the Year Ended
December 31, 2004

CAROLINA FINANCIAL SECURITIES, LLC
Brevard, North Carolina

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Manager and Members of
Carolina Financial Securities, LLC
Brevard, North Carolina

We have audited the accompanying balance sheet of Carolina Financial Securities, LLC, (a limited liability company), as of December 31, 2004, and the related statements of income and members' equity, cash flows, and net capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows and net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note I to the financial statements, certain errors resulting in the overstatement of previously reported receivables and accrued payroll, taxes and commissions as of December 31, 2004, were discovered by management of the company during the current year. Accordingly, the 2004 financial statements have been restated to correct the error.

GablerMolis & Toland, PA
February 18, 2005
(except for Note I, as to
which the date is May 20, 2005)

CAROLINA FINANCIAL SECURITIES, LLC

Balance Sheet
December 31, 2004

Assets

Current assets:	
Cash and cash equivalents	$ 13,150
Accounts receivable, net	4,032
Total current assets	17,182
Other assets:	
Property, improvements and equipment, net	96,096
Investments, at cost	10,141
Due from members	13,206
Total other assets	119,443
Total assets	$ 136,625

Liabilities and Members' Equity

Current liabilities:	
Accounts payable	$ 13,509
Accrued payroll, taxes and commissions	25,067
Total current liabilities	38,576
Members' equity	98,049
Total liabilities and members' equity	$ 136,625

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

Statement of Income and Members' Equity
For the Year Ended December 31, 2004

Income from fees	$ 394,036
Less: direct cost of fees	358,620
Gross profit	35,416
Less operating expenses:	
Rents and leases	67,206
Depreciation	28,973
Telephone	21,032
Insurance	27,904
Bad debt expense	13,066
Professional services	10,275
Office expenses and supplies	6,744
Dues and subscriptions	6,494
Employee retirement	5,404
Utilities	4,176
Postage	3,090
Bank charges	2,768
Repairs and maintenance	2,286
Printing and reproduction	2,171
Property taxes	1,273
Auto expense	1,268
Computer supplies	947
Advertising	318
Contributions	300
Miscellaneous	6,717
Total operating expenses	212,412
Loss from operations	(176,996)
Other income (expense):	
Loss on sale of assets	(8,245)
Loss on investments	(10,050)
Total other income (expense)	(18,295)
Net loss	(195,291)
Members' equity beginning of year	260,971
Members' investment	32,369
Members' equity end of year	$ 98,049

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:		
Cash received from customers	$	409,140
Less cash paid for direct cost and operating expenses		(509,608)
Net cash from operating activities		(100,468)
Cash flows used in financing activities:		
Capital contributions from member		32,369
Net cash from financing activities		32,369
Cash flows used in investing activities:		
Purchases of property, improvements and equipment		(26,947)
Proceeds from sale of property, improvements and equipment		14,500
Net cash from financing activities		(12,447)
Net decrease in cash and cash equivalents		(80,546)
Cash and cash equivalents, beginning of year		93,696
Cash and cash equivalents, end of year	$	13,150
Reconciliation of net income to net cash provided from operating activities:		
Net loss	$	(195,291)
Adjustments:		
Depreciation		28,973
Bad debt expense		13,066
Loss on sale of property, improvements and equipment		8,245
Loss on investments		10,050
Decrease in accounts receivable		2,038
Increase in due from member		(1,400)
Decrease in deposits		8,430
Increase in accounts payable		354
Increase in accrued payroll, taxes and commissions		25,067
Net cash provided by operations	$	(100,468)

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

Computation of Net Capital
December 31, 2004

Total assets	$	136,625
Total liabilities		38,576
Net worth		98,049
Less non-allowable assets:		
Petty cash		(200)
Accounts receivable		(4,032)
Due from members		(13,206)
Furniture, equipment, and leasehold improvements		(96,096)
Investments		(10,141)
		(123,675)
Net capital		(25,626)
Minimum net capital requirement		5,000
Excess net capital	$	(30,626)

Net capital previously reported by broker-dealer, December 31, 2004		$	10,633
Less:	Increase for audited accounts payable		(11,192)
	Increase for audited accrued payroll, taxes and commissions		(25,067)
	Net adjustment		(36,259)
Audited net capital		$	(25,626)

The accompanying notes are an integral part of the financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2004

Note A - Summary of Significant Accounting Policies

Nature of Business and Trade Name

The Company was formed and operates principally as a registered broker-dealer. The Company provides studies and analyses of customers' operations, prepares materials for distribution to prospective buyers or sellers in search of mergers or acquisitions, contacts and coordinates discussions with prospective candidates and assists in the reaching of financial closure. The Company operates under the trade name of Carolina Financial Securities, LLC, a North Carolina limited liability company.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use to be cash equivalents. Investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Property, Improvements and Equipment

Property and equipment is recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

Revenue and Expense Recognition

Revenue is recognized upon agreement with the customer for services and upon billing for services. Expenses are recognized when incurred.

Income Taxes

The Company with consent of its members, has elected under the Internal Revenue Code to be treated as a limited liability company. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2004

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Advertising Expense

Costs associated with advertising are charged to expense as incurred. Advertising expenses were $318 for 2004.

Note B - Accounts Receivable

Following is a summary of receivables at December 31, 2004:

Trade receivables	$ 231,458
Less allowance for doubtful accounts	(227,426)
	$ 4,032

The allowance for bad debts is comprised of all receivable balances outstanding in excess of 30 days. Bad debt expense for the year ended December 31, 2004 was $13,066.

Note C - Investments

The Company owns non-traded warrants that have been awarded upon the completion of engagements with several customers as part of its compensation. The warrants give Carolina Financial Securities, LLC the option to purchase a set number of shares at a set stock price. Due to the lack of a readily ascertainable value the warrants have not been valued and are not recognized in the financial statements.

As of December 31, 2004 the company held 1,200 options that have a reported cost of $10,050. The terms of the options are as follows: 1,200 options expire in June 2005 with a strike price of $16. As of December 31, 2004 the value of these options was below the strike price.

Note D - Operating Leases

The Company rents office equipment under a non-cancelable lease agreement with monthly payments of $524. This lease expires in May 2006.

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2004

Note D - Operating Leases (continued)

During the year, the Company also leased office space under an agreement that expired in June 2004. The lease was converted to a month-to-month lease. The lease payments are $4,614 per month. Future minimum lease payments for the next five years are as follows:

	2005	$ 6,287
	2006	3,144
	2007	-
	2008	-
	2009	-
Total minimum future rentals		$ 9,431

Rent expense for the year ended December 31, 2004 was $67,206.

Note E - Retirement Plan

Effective in 1998 the Company adopted a 401(k) Profit Sharing Plan. The Plan is funded by pre-tax employee voluntary contributions made through salary reduction, and employer makes discretionary contributions for the benefit of the employee. The Company's contribution expense for the year ended December 31, 2004 was $5,404.

Note F - Related Party Transactions

The company advanced funds during prior years to the following related parties:

Bruce V. Roberts, member-	$ 13,206

These advances have been classified as long-term assets with no specific terms of repayment.

During the year, the Company sold a vehicle, purchased at the end of it's lease term, to the member for $14,500. Cash in the amount of $13,100 was received from the Company and the remaining $1,400 has been included in the amount due from member. The sale was an arms length transactions based on the fair value of the vehicle.

Note G - Property, Improvements and Equipment

The following is a summary of improvements and equipment - at cost, less accumulated depreciation:

CAROLINA FINANCIAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2004

Note G - Property, Improvements and Equipment (continued)

Office equipment	$ 27,298
Computer equipment	151,704
Office furniture	56,392
Improvements	62,456
	297,850
Less: accumulated depreciation	201,754
Total	96,096

Depreciation charged to operations was $28,973 in 2004.

Note H - Concentrations

Accounts receivable at December 31, 2004 includes approximately $104,000 or $45.3% of total gross receivables from three clients. Revenues from three separate clients represented approximately $307,500 or 78.0% of revenues for the year.

Note I – Subsequent Event

Certain errors resulting in the overstatement of accounts receivable and accrued payroll, taxes and commissions were discovered by management of the Company, subsequent to the issuance of our audit report for the year ended December 31, 2004, which was dated February 18, 2005. Accordingly, the accompanying financial statements have been restated to correct those errors.

The Company's financial statements as of December 31, 2004 have been restated for the following:

Decrease in accounts receivable	$(143,800)
Decrease in accrued payroll, taxes and commissions	109,899
Net effect of restatement	$(33,901)

Ending retained earnings, as originally reported	$ 131,950
Net effect of restatement	(33,901)
Retained earnings, as restated	$ 98,049